Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Old Dominion Freight Line Inc (ODFL)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Old Dominion Freight Line Inc (ODFL)
Vote Yes: Item 5 – Shareholder Proposal Regarding

Emission Reduction Targets

Annual Meeting: May 21, 2025

CONTACT: Diana Myers| dmyers@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request the Board disclose how Old Dominion intends to reduce its Scope 1 and 2 greenhouse gas emissions in alignment with interim and long-term climate targets aligned with the Paris Agreement.

SUPPORTING STATEMENT: Proponents suggest, at management discretion, the Company disclose:

•	A timeline for setting emission reduction targets; and
•	An enterprise-wide emissions transition plan to meet evolving consumer demand and regulations, including anticipated costs and emissions reductions.

SUMMARY

The Intergovernmental Panel on Climate Change emphasizes that immediate emissions reductions are necessary to prevent the most severe consequences of climate change. The transportation sector accounts for 28% of total U.S. emissions, making it the largest contributor of greenhouse gas emissions and thereby a critical participant in reducing climate-related risks.1 Investor demand for science-based emissions reduction targets reflects recognition that companies and investors face increasing exposure to physical, competitive, and systemic climate risks.

Old Dominion Freight Line Inc, a leading less-than-truckload (LTL)2 carrier with a fleet of 10,700 vehicles across the continental United States, faces customer and investor demand for decarbonized supply chains. Old Dominion relies on diesel-fueled semi-trucks which are emissions intensive and have a disproportionate impact on employee and community health.

Old Dominion operates in a market where customers have many companies and shipping services from which to choose. Many large customers are working to achieve their own greenhouse gas reduction targets demonstrating that the availability of low-carbon services in trucking is valued and can differentiate Old Dominion from its peers. Unfortunately, Old Dominion lacks a clear low-carbon strategy, raising concern about its long-term competitiveness. It lags its competitors in setting emissions reduction targets, integrating alternative vehicles, and providing customer-specific decarbonization services.

Furthermore, despite receiving a similar shareholder proposal last year asking for science-aligned emissions reductions targets -- which earned nearly 25% shareholder support -- the Company has not demonstrated any meaningful progress and declined to continue dialogue with the proponent.

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1 https://www.epa.gov/greenvehicles/fast-facts-transportation-greenhouse-gas-emissions

2 “Less than truckload or LTL is a trucking option for shipments that are not large enough to take up the capacity of an entire truck. Instead, LTL shipments are consolidated with other small shipments to fill up a truck.” https://www.freightright.com/kb/what-is-less-than-truckload

2025 Proxy Memo Old Dominion Freight Line Inc | Shareholder Proposal on Emission Reduction Targets

Establishing a plan to reduce emissions in alignment with the Paris Agreement will help Old Dominion mitigate climate-related financial and systemic risks and take advantage of opportunities.

RATIONALE FOR A YES VOTE

1.	Old Dominion is exposed to competitive and climate-related risks.
2.	Old Dominion does not disclose how it intends to reduce emissions aligned with a 1.5°C ambition.
3.	Old Dominion lags peers in setting 1.5°C-aligned ambitions and actions.

DISCUSSION

1. Old Dominion is exposed to competitive and climate-related risks.

Customers: Demand is growing for low-carbon transportation.3 Old Dominion acknowledges in its 10-K that there is “a focus from regulators and our customers on sustainability matters” and that such focus may result in additional customer requirements.4 Low-carbon shipping allows customers to align with their environmental targets, meet regulatory requirements, enhance brand reputation, achieve cost savings, and mitigate supply chain risk.

More than a third of the world’s largest 2,000 publicly listed companies have set emission reduction targets that cover all or part of their Scope 3 emissions—those from their value chains, including transportation.5 To date, 550 North American companies have set ambitious science-based Scope 3 targets through SBTi.6 Old Dominion will likely lose market share if it is not able to provide low-carbon services to its customers.

Regulations: Old Dominion notes that its heavy-duty trucks are subject to emissions-control regulations that could increase operating expenses and that future regulations concerning emissions, fuel-efficiency, and sustainability requirements may adversely affect its financial condition and operations.7

While the current federal regulatory landscape remains uncertain in the U.S., proactive action allows the Company to meet customer demand and enables the Company to avoid costly, last-minute adjustments required by changing laws and regulations. The process of changing federal vehicle emission standards is likely to be lengthy, and a future administration may reinstate stricter standards.

At the state level, California, Oregon, and Washington have already enacted clean fuel standards that regulate the carbon intensity of transportation fuels, with 22 additional states considering or introducing such actions.8 California represents Old Dominion’s third largest market.9

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3 https://www.mckinsey.com/capabilities/operations/our-insights/decarbonizing-logistics-charting-the-path-ahead

4 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000878927/000095017025026661/odfl-20241231.htm, p.15

5 https://zerotracker.net/

6 https://sciencebasedtargets.org/target-dashboard

7 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000878927/000095017025026661/odfl-20241231.htm, p.15

8 https://theincubex.com/states-and-provinces-with-lcfs-markets-2/

9 https://d1io3yog0oux5.cloudfront.net/_9d2735c134b114e624626703524b3d69/odfl/db/426/4180/pdf/4Q2024_February.pdf, p.16

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2025 Proxy Memo Old Dominion Freight Line Inc | Shareholder Proposal on Emission Reduction Targets

Operational Benefits: Early action on decarbonizing operations offers significant advantages for companies.

Old Dominion operates over 10,000 heavy-duty trucks, making fuel a significant operating expense. As noted in the Company’s 10-K, “An increase in diesel fuel prices or diesel fuel taxes” could have a material adverse effect on its operating results.10 Improving fleet fuel economy can reduce emissions and costs. Adopting fuel-saving technologies and practices, like capping maximum cruise speed, can have a high return on investment and improve the profitability of a fleet.11 While the Company discusses some actions it is taking to increase its fuel economy and efficiency, it is unclear how such actions will add up toward successfully navigating a low-carbon future, including demands by its customers.

Relying solely on diesel fuel exposes fleets to volatile fuel costs, whereas diversifying fuel sources can help mitigate the financial risks associated with fluctuating commodity prices. Battery electric vehicles across classes are expected to achieve cost parity with diesel by 2030 driven by greater energy efficiency, new battery technologies, and lower operating costs.12 The five largest heavy-duty vehicle manufacturers—representing over 85% of domestic capacity—are reconfiguring their facilities to produce heavy-duty Zero Emission Vehicles (ZEVs).13 Several of these manufacturers, like Daimler and Volvo, have pledged to sell only zero-emission trucks by 2040.14 These efforts are increasing production capacity particularly in the heavy-duty segment. More than 70% of zero-emission trucks registered in 2023 were Class 8 tractors.15

Moreover, the transition to zero-emission vehicles significantly reduces diesel pollution, directly improving driver health and safety—an important factor in workforce retention within a competitive labor market.16

2. Old Dominion does not disclose how it intends to reduce emissions aligned with a 1.5°C ambition.

Investors increasingly expect companies to align with the Paris Agreement’s goal of limiting global warming to 1.5°C.

While the Company has implemented measures such as route optimization and maintaining a younger fleet, these efforts do not constitute a comprehensive strategy to achieve alignment with a 1.5°C pathway. The Company features its increased use of renewable fuels but reporting shows that renewable fuels account for only around 5% of its total fuel consumption.17 The potential for further emissions reductions through fuel switching to diesel alternatives remains uncertain, as many engines have fuel usage specifications based on manufacturers’ guidelines.

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10 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000878927/000095017025026661/odfl-20241231.htm, p.8

11 https://nacfe.org/research/affs/#top

12 https://nacfe.org/research/emerging-technologies/electric-trucks/charting-the-course-for-early-truck-electrification/rch/emerging-technologies/electric-trucks/charting-the-course-for-early-truck-electrification/

13 https://www.atlasevhub.com/weekly-digest/new-report-manufacturing-capacity-for-heavy-duty-zero-emission-vehicles-in-the-united-states/

14 https://theicct.org/wp-content/uploads/2023/04/tco-alt-powertrain-long-haul-trucks-us-apr23.pdf, p.1

15 https://theicct.org/publication/zero-emission-bus-and-truck-market-in-the-us-2022-2023-update-june24/

16 https://www.epa.gov/dera/learn-about-impacts-diesel-exhaust-and-diesel-emissions-reduction-act-dera

17 https://d1io3yog0oux5.cloudfront.net/_af4e52af00cd8432e8438413b3e848be/odfl/db/515/4165/pdf/ODFL+2023+ESG+Data+Supplement+Report.pdf, p.5

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2025 Proxy Memo Old Dominion Freight Line Inc | Shareholder Proposal on Emission Reduction Targets

At last year’s annual general meeting, 24% of shareholders supported the request that Old Dominion develop Paris-aligned emission reduction targets and a plan to achieve them. Despite this significant support, the Company has not demonstrated any meaningful progress and declined to continue dialogue with the proponent.

Old Dominion has access to both target-setting standards and industry-backed decarbonization pathways. For example, SBTi’s Transport Science-based Target Setting Guidance offers a framework for companies that own and operate freight trucks, and the Mission Possible Partnership has created an industry-backed 1.5°C-aligned transition strategy for the trucking sector.

Lastly, to define investor expectations for climate risk management, members of the CA100+, an investor-led initiative representing more than 600 investors created the Net Zero Benchmark (the Benchmark). The Benchmark provides a disclosure framework that requires companies to set 1.5°C-aligned interim and long-term emission reduction targets covering Scope 1, 2, and 3 emissions. Misalignment with the Benchmark is a signal to investors that the Company is lagging best practices and failing to align its emissions with global goals.

3. Old Dominion lags peers in setting 1.5°C-aligned ambitions and actions.

Investors are concerned that Old Dominion’s failure to manage its climate risk is jeopardizing the Company’s competitiveness. Peers that prioritize decarbonization are better set to capitalize on the market opportunities of a low-carbon business model.

For example, DHL Group, which provides LTL services through its DHL Freight segment, has committed to achieving net zero emissions by 2050 with interim targets to reduce absolute Scope 1 and 2 emissions 42% and absolute Scope 3 emissions 25% by 2030 from a 2021 base year.18 DHL Group owns and operates 50 heavy-duty electric yard trucks throughout the U.S. with plans to double the size of this fleet.19

Additionally, J.B. Hunt Transport Services also has a goal to reduce Scope 1 and 2 emissions per ton-mile 32% by 2034 from a 2019 baseline which it states is aligned with a 2°C trajectory.20 Knight-Swift Transportation has a goal to reduce CO2 emissions per mile 50% by 2035 from a 2019 baseline.21 Werner Enterprises has a goal to reduce CO2 emissions per mile 55% by 2035 from a 2020 baseline.22

By reducing emissions, Old Dominion can mitigate financial risks posed by shifting consumer demands and retain its advantage in a competitive marketplace.

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18 https://sciencebasedtargets.org/target-dashboard

19 https://www.businesswire.com/news/home/20240109852405/en/DHL-Supply-Chain-Reaches-50-Truck-Milestone-with-Orange-EV-and-Doubles-Down-with-Plans-for-100-E-Yard-Trucks-and-Diesel-Phase-Out-by-2025

20 https://www.jbhunt.com/our-company/newsroom/2022/11/j-b-hunt-ambitious-goal-reduce-carbon-emission-intensity

21 https://s24.q4cdn.com/286931391/files/doc_financials/2024/sr/knx-sustainability-report-2023-final.pdf, p. 4

22 https://investor.werner.com/ESG/ESG-Overview/default.aspx

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2025 Proxy Memo Old Dominion Freight Line Inc | Shareholder Proposal on Emission Reduction Targets

RESPONSE TO OLD DOMINION BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board states: to significantly reduce emissions, it would need an economical replacement for existing Class 8 day cab tractors in addition to its continued commitment to operating efficiencies. The Company in general is concerned about whether equipment and infrastructure are commercially available, including the availability of repair parts and charging infrastructure.

Battery electric vehicles across classes are expected to achieve cost parity with diesel by 2030 driven by greater energy efficiency and lower operating costs. Leading manufacturers are already scaling the production of Class 8 electric trucks and parts, and infrastructure is increasingly being developed to meet the demand. While the Company states that it is monitoring EV technology advancements and evolving market conditions, it fails to disclose any quantitative targets, a commitment to make use of such equipment when available, or any actions to help ensure that it can successfully procure those vehicles in a competitive marketplace. Communicating a clear plan to reduce its emissions would send a strong signal to investors that the Company is proactively evaluating emerging solutions and strategically positioning itself for the future.

Shareholders have a long-term interest in ensuring the Company remains competitive as customer expectations shift and cost-saving technology increases availability. Establishing a clear plan to reduce emissions would integrate these long-term risks and opportunities into the company’s current decision-making, avoiding putting the Company into a position of having to react late, when it may be left with fewer options.

CONCLUSION

Vote “Yes” on this Shareholder Proposal 5. Establishing a plan to reduce emissions in alignment with the Paris Agreement will help Old Dominion mitigate climate-related financial and systemic risks and take advantage of opportunities.

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For questions, please contact Diana Myers, As You Sow, dmyers@asyousow.org

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